Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this proxy statement/circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this proxy statement/circular.

XPeng Inc.

小鵬汽車有限公 司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock Code: 9868)

PROXY STATEMENT/CIRCULAR FOR

ANNUAL GENERAL MEETING

Enclosed is the proxy statement of XPeng Inc. (the “Company” or “we”), which provides additional information of the matters to be considered at the annual general meeting of the shareholders of the Company (the “AGM”).

This proxy statement also serves as a circular to holders of Class A ordinary shares and/or Class B ordinary shares of the Company pursuant to Rule 13.73 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”). This proxy statement/circular is also available for viewing on the Company’s website at www.xiaopeng.com.

By order of the Board XPeng Inc. Xiaopeng He Chairman

Hong Kong, Friday, May 5, 2023

As at the date of this proxy statement/circular, the board of directors of the Company comprises Mr. Xiaopeng He as an executive Director, Mr. Yingjie Chen, Mr. Qin Liu, Mr. Ji-Xun Foo and Mr. Fei Yang as non-executive Directors, and Mr. Donghao Yang, Ms. Fang Qu and Mr. HongJiang Zhang as independent non-executive Directors.

*	For identification purpose only

XPENG INC.

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

PROXY STATEMENT/CIRCULAR

GENERAL

The board (the “Board”) of directors (the “Director(s)”) of XPeng Inc. (the “Company” or “we”) is soliciting proxies for the annual general meeting of shareholders of the Company (the “AGM”) to be held on June 20, 2023 at 10:00 a.m. Hong Kong time. The AGM will be held at No. 8 Songgang Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC.

You can review and download the proxy statement/circular and the proxy form at the Company’s website at www.xiaopeng.com and website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk.

RECORD DATES, SHARE OWNERSHIP AND QUORUM

Only holders of the Company’s Class A ordinary shares and/or Class B ordinary shares, par value US$0.00001 per share of record as of the close of business on May 16, 2023, Hong Kong time (the “Shares Record Date”) are entitled to attend and vote at the AGM.

In order to be eligible to vote and attend the AGM, persons who hold the Company’s Class A ordinary shares and/or Class B ordinary shares directly on our Cayman Islands register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our principal share registrar in Cayman Islands, Harneys Fiduciary (Cayman) Limited (the “Cayman Registrar”), at 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, before 4:30 p.m., Hong Kong time, on May 16, 2023; and persons who hold the Company’s Class A ordinary shares directly on our Hong Kong register of members should ensure that all valid transfer documents, accompanied by the relevant share certificates, are lodged with our branch share registrar in Hong Kong, Tricor Investor Services Limited (the “Hong Kong Branch Share Registrar”), at 17/F, Far East Finance Centre, 16 Harcourt Road, Hong Kong, within the same period (i.e. before 4:30 p.m., Hong Kong time, on May 16, 2023).

Holders of American Depositary Shares (“ADSs”) issued by Citibank, N.A., as the depositary of the ADSs, and representing our Class A ordinary shares are not entitled to attend or vote at the AGM under the Company’s eighth amended and restated memorandum and articles of association.

Please note that any ADS holder who appears at the venue of the AGM will not be allowed to attend the relevant meetings. Holders of ADSs as of the close of business on May 16, 2023, New York time (the “ADS Record Date”) will be able to instruct Citibank, N.A., the holder of record of Class A ordinary shares (through a nominee) represented by ADSs, as to how to vote the Class A ordinary shares represented by such ADSs. Citibank, N.A., as the depositary of the ADSs, will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted at the AGM the Class A ordinary shares it holds in respect of the ADSs in accordance with the instructions which it has properly received from ADS holders.

For AGM, holders of not less than ten percent (10%) of the voting rights (on a one vote per share basis) in the share capital of the Company shall be the quorum for all purposes.

VOTING AND SOLICITATION

Each Class A ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to one vote per share at the AGM.

Each Class B ordinary share issued and outstanding as of the close of business on the Shares Record Date is entitled to ten votes per share (i.e. resolutions 1, 2 and 4, and resolutions 6 to 8), save for resolutions regarding the re-election of independent non-executive Director, the re-appointment of auditors and the proposed amendments to the memorandum and articles of association of the Company (i.e. resolutions 3, 5 and 9), in which case they shall have one vote per share at the AGM.

Each resolution put to the vote at the AGM will be decided by poll. Where required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”), a shareholder of the Company who has a material interest in the matter to be approved by a particular resolution will be required to abstain from voting on such resolution.

An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Hong Kong Listing Rules.

The solicitation materials are available on the Company’s website at www.xiaopeng.com, on the website of the U.S. Securities and Exchange Commission at www.sec.gov and on the website of the Hong Kong Stock Exchange at www.hkexnews.hk.

VOTING BY HOLDERS OF ORDINARY SHARES

When proxy forms are properly dated, executed and returned by holders of Class A ordinary shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong time, on June 18, 2023 (the deadline for the return of such proxy forms), the Class A ordinary shares represented by all properly executed proxies returned to the Cayman Registrar or Hong Kong Branch Share Registrar, as applicable, will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class A ordinary shares in his/her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the relevant proxy form.

When proxy forms are properly dated, executed and returned by holders of Class B ordinary shares to the mailing address set forth in the proxy form before 10:00 a.m., Hong Kong time, on June 18, 2023 (the deadline for the return of such proxy forms), the Class B ordinary shares represented by all properly executed proxies returned to the Cayman Registrar will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the Class B ordinary shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the relevant proxy form.

Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he will vote the Class A ordinary shares and/or Class B ordinary shares FOR the relevant resolutions. As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion.

Where any holder of Class A ordinary shares and/or Class B ordinary shares affirmatively abstains from voting on any particular resolution, the votes attaching to such shares will not be included or counted in the determination of the number of the shares present and voting for the purposes of determining whether such resolution has been passed (but they will be counted for the purposes of determining the quorum, as described above).

VOTING BY HOLDERS OF ADSs

As the holder of record for all the Class A ordinary shares represented by the ADSs (through a nominee), only Citibank, N.A., in its capacity as the depositary of the ADSs, may attend and vote those Class A ordinary shares at the AGM. We have requested Citibank, N.A., as the depositary of the ADSs, to distribute to all owners of record of ADSs as of the ADS Record Date, the notice of the AGM and the relevant ADS Voting Cards. Upon the timely receipt from any holders of record of ADSs of voting instructions in the manner specified, Citibank, N.A. will endeavor, to the extent practicable and legally permissible, to vote or cause to be voted the number of Class A ordinary shares represented by the ADSs in accordance with such voting instructions. Under the terms of the deposit agreement for the ADSs (the “Deposit Agreement”), Citibank, N.A. will not vote or attempt to exercise the right to vote other than in accordance with such voting instructions or such deemed instructions as further described in the paragraphs below. There is no guarantee that a holder of ADSs will receive the materials described above with sufficient time to enable such holder to return voting instructions to Citibank, N.A. in a timely manner, in which case the Class A ordinary shares underlying your ADSs may not be voted in accordance with your wishes.

If a timely returned ADS Voting Card is signed but is missing voting instructions, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to vote in favor of the items set forth in the relevant ADS Voting Card. If a timely returned ADS Voting Card is signed but contains conflicting voting instructions as to any issue to be voted on at the AGM, Citibank, N.A. shall deem the holder of the ADSs in question to have instructed Citibank, N.A. to abstain from voting on such issue. If no timely instructions are received by Citibank, N.A. from a holder of ADSs by 10:00 a.m. New York time, June 13, 2023, under the terms of the Deposit Agreement, Citibank, N.A. will deem such holder of ADSs to have instructed it to give a discretionary proxy to a person designated by the Company to vote the Class A ordinary shares represented by such holder’s ADSs, unless voting at the meeting is by show of hands and unless the Company has informed Citibank, N.A. that (x) the Company does not wish such proxy to be given, (y) substantial opposition exists, or (z) the rights of holders of ordinary shares may be materially adversely affected, in each case in accordance with the terms of the Deposit Agreement.

REVOCABILITY OF PROXIES AND ADS VOTING CARDS

Any proxy given by a holder of Class A ordinary shares and/or Class B ordinary shares by means of a proxy form, and any voting instructions given by an ADS holder by means of an ADS Voting Card, pursuant to this solicitation may be revoked: (a) for holders of Class A ordinary shares, Class B ordinary shares or ADSs, by submitting a written notice of revocation or a fresh proxy form or fresh ADS Voting Card, as the case may be, bearing a later date, which must be received by the deadlines for returning the proxy forms or ADS Voting Cards set forth above, or (b) for holders of Class A ordinary shares or Class B ordinary shares only, by attending the AGM and voting in person.

PROPOSALS 2 TO 3

PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to the eighth amended and restated memorandum and articles of association of the Company (the “Existing Memorandum and Articles”), at every annual general meeting of the Company, one-third of the Directors for the time being (or, if their number is not three or a multiple of three, then the number nearest to, but not less than, one-third) shall retire from office by rotation provided that every Director (including those appointed for a specific term) shall be subject to retirement by rotation at least once every three years. Mr. Xiaopeng He, Mr. Qin Liu and Mr. Donghao Yang shall retire by rotation at the AGM. Mr. Qin Liu confirmed that he would not offer himself for re-election after his retirement by rotation at the AGM and would retire as a non-executive Director with effect upon conclusion of the AGM. Mr. Xiaopeng He and Mr. Donghao Yang (the “Retiring Directors”), being eligible, have offered themselves for re-election at the AGM.

The nomination committee of the Board (the “Nomination Committee”) has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Retiring Directors, the qualifications, skills and experience, time commitment and contribution of the Retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy and the independence of the independent non-executive Director. Mr. Donghao Yang, the retiring independent non-executive Director of the Company proposed to be re-elected, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Hong Kong Listing Rules. The Nomination Committee and the Board have conducted assessment on his independence and considered that Mr. Donghao Yang is independent in accordance with the independence guidelines set out in the Hong Kong Listing Rules, and are satisfied with the Retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nomination Committee and the Board therefore recommended the re-election of the Retiring Directors including the aforesaid independent non-executive Director who is due to retire at the AGM.

Pursuant to Rule 13.74 of the Hong Kong Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Hong Kong Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying proxy statement/circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the Retiring Directors are set out in Appendix A to this proxy statement/circular.

Subject to the requirements under the Hong Kong Listing Rules and the Existing Memorandum and Articles, a shareholder may nominate a person to stand for election as a Director.

The Board recommends that shareholders vote FOR the resolutions in relation to the proposed re-election of the Retiring Directors.

PROPOSAL 6

PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES

In order to give the Company the flexibility to issue Class A ordinary shares if and when appropriate, without needing to convene a general meeting for each and every share issuance, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with additional Class A ordinary shares not exceeding 20% of the total number of issued shares of the Company as at the date of passing of such resolution (the “Issuance Mandate”).

As at April 28, 2023 (the “Latest Practicable Date”, being the latest practicable date prior to the printing of this proxy statement/circular for ascertaining certain information in this proxy statement/circular), the issued share capital of the Company comprised 1,377,792,725 Class A ordinary shares and 348,708,257 Class B ordinary shares. Subject to the passing of the ordinary resolution 6 and on the basis that no further shares of the Company are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 345,300,196 Class A ordinary shares. The Directors wish to state that they have no immediate plans to issue any new shares pursuant to the Issuance Mandate.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of general mandate to issue shares.

PROPOSAL 7

PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES

In order to give the Company the flexibility to repurchase shares and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every share repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase shares and/or ADSs representing up to 10% of the total number of issued shares as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,377,792,725 Class A ordinary shares and 348,708,257 Class B ordinary shares. Subject to the passing of the ordinary resolution 7 and on the basis that no further shares of the Company are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 172,650,098 Class A ordinary shares. The Directors wish to state that they have no immediate plans to repurchase any shares or ADSs pursuant to the Repurchase Mandate.

An explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company in connection with the Repurchase Mandate is set out in Appendix B to this proxy statement/circular. This explanatory statement contains the information reasonably necessary to enable the shareholders of the Company to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of general mandate to repurchase shares.

PROPOSAL 8

PROPOSED GRANT OF EXTENSION MANDATE TO ISSUE SHARES

In addition, subject to a separate approval of the ordinary resolution 8, the number of shares and/or shares underlying the ADSs purchased by the Company under ordinary resolution 7 will also be added to extend the Issuance Mandate as mentioned in ordinary resolution 6 provided that such additional number shall represent up to 10% of the total number of issued shares as at the date of passing the resolutions in relation to the Issuance Mandate and Repurchase Mandate (the “Extension Mandate”).

The Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate, if granted, shall continue to be in force during the period from the date of passing of the resolutions for the approval of the Issuance Mandate (including the Extension Mandate) and the Repurchase Mandate up to (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the period within which the next annual general meeting of the Company is required to be held by the articles of association of the Company or any applicable laws and regulations; or (iii) the date on which the authority set out in the Issuance Mandate (including the Extension Mandate) or the Repurchase Mandate (as the case may be) is revoked or varied by an ordinary resolution of the shareholders in general meeting, whichever occurs first.

The Board recommends that shareholders vote FOR the resolution in relation to the proposed grant of extension mandate to issue shares.

PROPOSAL 9

PROPOSED AMENDMENTS TO THE MEMORANDUM AND ARTICLES OF ASSOCIATION

Background

On January 1, 2022, the Hong Kong Listing Rules were amended by, among others, adopting a uniform set of core shareholder protection standards for issuers regardless of their place of incorporation set out in Appendix 3 to the Hong Kong Listing Rules. The Board proposed to amend the Company’s eighth amended and restated memorandum and articles of association (the “Existing Memorandum and Articles”), and to adopt the ninth amended and restated memorandum and articles of association of the Company (the “New Memorandum and Articles”), in order to, inter alia, (i) conform with the core shareholder protection standards set out in Appendix 3 to the Hong Kong Listing Rules, and (ii) make housekeeping changes.

The proposed amendments to the Existing Memorandum and Articles (the “Proposed Amendments”) and the proposed adoption of the New Memorandum and Articles shall be subject to the approval of the shareholders of the Company by way of a special resolution at the AGM. Details of the Proposed Amendments are set out in Appendix C to this proxy statement/circular.

The Existing Memorandum and Articles are available on the websites of the Company (www.xiaopeng.com) and the Hong Kong Stock Exchange (www.hkexnews.hk).

General Effects of the Proposal

Upon the approval of the Proposed Amendments and the adoption of the New Memorandum and Articles by the shareholders of the Company, the New Memorandum and Articles will become effective immediately and will be filed with the Cayman Islands Registrar of Companies.

Our ADSs will continue to trade on the New York Stock Exchange under the symbol “XPEV”, and our Class A ordinary shares will continue to trade on the Hong Kong Stock Exchange under the stock code “09868”.

Vote Required and Board of Directors’ Recommendation

Approval of this Proposal requires the favorable vote of at least a three-fourths majority of the votes cast by the shareholders of the Company entitled to vote who are present in person or by proxy at the AGM. For the purpose of this Proposal, weighted voting rights attached to our Class B ordinary shares would be disregarded. Broker non-votes and abstentions with respect to this Proposal will not be treated as votes cast for this purpose and, therefore, will not affect the outcome of the vote.

The Board recommends that shareholders vote FOR the resolution in relation to the Proposed Amendments and the adoption of the New Memorandum and Articles.

APPENDIX A DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Hong Kong Listing Rules, the details of the Directors, who will retire and being eligible, offer themselves for re-election at the AGM, are provided below.

(1)	Mr. Xiaopeng He

Position and Experience

Mr. He, aged 45, is our co-founder, executive Director, chairman of the Board and chief executive officer. Mr. He currently holds directorships in other members of the Group. Prior to serving as chairman and chief executive officer of our Company, Mr. He served at Alibaba Group, a public company listed on the NYSE (symbol: BABA) and the Hong Kong Stock Exchange (stock code: 9988), from June 2014 to August 2017, including serving as the president of Alibaba mobile business group, chairman of Alibaba Games and president of Tudou.com. In 2004, Mr. He co-founded UCWeb Inc., a Chinese mobile internet company that provides mobile internet software technology and services, and served as the president of product from January 2005 to June 2014. In June 2014, UCWeb Inc. was acquired by Alibaba Group. Mr. He previously served as an independent director and a member of the audit committee of HUYA Inc., a game live streaming platform company in China listed on the NYSE (symbol: HUYA) from May 2018 to May 2020. Mr. He received his bachelor’s degree in computer science from South China University of Technology in July 1999. Mr. He obtained the qualification certificate of senior economist (technology entrepreneur) in business administration issued by the Human Resources and Social Security Department of Guangdong Province (廣 東 省 人 力 資 源 和社 會 保 障 廳) in January 2020.

Save as disclosed above, Mr. He has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. He has entered into a letter of appointment with the Company for a term of three years commencing from July 7, 2021, subject to the retirement and rotation provisions as set out in the Existing Memorandum and Articles.

Relationships

As of the Latest Practicable Date, Mr. He is a substantial shareholder (as defined in the Hong Kong Listing Rules) and a controlling shareholder (as defined in the Hong Kong Listing Rules) of the Company. Save as disclosed above, as far as the Directors are aware and as at the Latest Practicable Date, Mr. He does not have any other relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. He was interested or deemed to be interested in the following shares or underlying shares of the Company and its associated corporations pursuant to Part XV of the Securities and Futures Ordinance as set out below:

(i)	Interest in the shares of the Company:

			Approximated
			percentage of
			interest of each
		Number and Class of	class of shares
Nature of Interest	Relevant Entity	securities(1)	in our Company(1)
Interest in controlled corporation	Simplicity Holding Limited	327,708,257 Class B ordinary shares	94.0%
Interest in controlled corporation	Respect Holding Limited	21,000,000 Class B ordinary shares	6.0%
Founder of a discretionary trust	N/A	4,400,000 Class A ordinary shares	0.3%

Note:

(1)

As of the Latest Practicable Date, the Company had 1,726,500,982 issued shares in total, comprising 1,377,792,725 Class A ordinary shares (including 3,038 Class A ordinary shares issued to our depositary bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) and 348,708,257 Class B ordinary shares.

(ii)	Interest in the shares of associated corporations:

		Approximate percentage
Associated Corporation	Nature of interest	of shareholding
Guangzhou Yidian Smart Mobility Technology Co., Ltd.	Beneficial Interest	40%

Save as disclosed above, Mr. He does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, Mr. He is not entitled to any annual director’s fee from the Company.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. He to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. He that need to be brought to the attention of the shareholders of the Company.

(2)	Mr. Donghao Yang

Position and Experience

Mr. Yang, aged 51, is an independent non-executive Director. Mr. Yang has served as a director of Yatsen Holding Limited, a company listed on the NYSE (symbol: YSG), since July 2020 and the chief financial officer of Yatsen Holding Limited since November 2020. Mr. Yang has served as a director of Vipshop Holdings Ltd., a company listed on the NYSE (symbol: VIPS), since November 2020 and served as the chief financial officer of Vipshop Holdings Ltd. from August 2011 to November 2020. From 2010 to 2011, he served as the chief financial officer of Synutra International Inc., a company listed on the NASDAQ (symbol: SYUT). From 2007 to 2010, Mr. Yang served as the chief financial officer of Greater China of Tyson Foods, Inc., a company listed on the NYSE (symbol: TSN). From 2003 to 2007, Mr. Yang served as a finance director of Valmont Industries (China) Co., Ltd, a subsidiary of Valmont Industries, Inc., a company listed on the NYSE (symbol: VMI). Mr. Yang acquired corporate governance experience through his positions as a chief financial officer and director of Vipshop Holdings Ltd. and also as the chief financial officer of Synutra International Inc. and Greater China of Tyson Foods, Inc. His corporate governance experience includes, among others, (i) reviewing, monitoring and implementing companies’ policies, practices and compliance, (ii) facilitating effective communication between the board of directors and management, (iii) reviewing related party transactions, and (iv) understanding the duty of directors to act in the best interests of the company and the shareholders as a whole. Mr. Yang received his master’s degree in business administration from Harvard Business School in June 2003, and his bachelor’s degree in international economics from Nankai University in July 1993.

Save as disclosed above, Mr. Yang has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Mr. Yang has entered into a letter of appointment with the Company for a term of three years from July 7, 2021, subject to the retirement and rotation provisions as set out in the Existing Memorandum and Articles.

Relationships

As far as the Directors are aware and as at the Latest Practicable Date, Mr. Yang does not have any relationships with other Directors, senior management, substantial shareholders (as defined in the Hong Kong Listing Rules) or controlling shareholders (as defined in the Hong Kong Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Yang was interested in 27,216 Class A ordinary shares of the Company pursuant to Part XV of the Securities and Futures Ordinance as set out below:

			Approximated
			percentage of
			interest of each
		Number and Class of	class of shares
Nature of Interest	Relevant Entity	securities(2)	in our Company(2)
Beneficial owner(1)	N/A	27,216 Class A ordinary shares	0.0%

Notes:

(1)

As of the Latest Practicable Date, Mr. Yang beneficially held 18,144 Class A ordinary shares, and he was interested in 9,072 Class A ordinary shares underlying 9,072 restricted share units granted to him under the 2019 Equity Incentive Plan.

(2)

As of the Latest Practicable Date, the Company had 1,726,500,982 issued shares in total, comprising 1,377,792,725 Class A ordinary shares (including 3,038 Class A ordinary shares issued to our depository bank for bulk issuance of ADSs and reserved for future issuance upon the exercise or vesting of awards granted under our 2019 Equity Incentive Plan) and 348,708,257 Class B ordinary shares.

Save as disclosed above, Mr. Yang does not have any interests in nor is he deemed to be interested in any shares or underlying shares and debentures of the Company or its associated corporations pursuant to Part XV of the Securities and Futures Ordinance.

Director’s emoluments

Pursuant to the letter of appointment, unless the Board (or the compensation committee of the Board, as applicable) otherwise determines, Mr. Yang is entitled to an annual director’s fee of US$20,000.

Information that needs to be disclosed and matters that need to be brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Yang to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Hong Kong Listing Rules; and there are no other matters concerning Mr. Yang that need to be brought to the attention of the shareholders of the Company.

APPENDIX B

EXPLANATORY STATEMENT OF THE REPURCHASE MANDATE

The following is an explanatory statement required by the Hong Kong Listing Rules to be sent to the shareholders of the Company to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the shareholders of the Company as a whole.

Repurchases of shares and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per share and/or earnings per share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of shares and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any shares or ADSs and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the shareholders of the Company as a whole.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,726,500,982 shares, out of which 1,377,792,725 were Class A ordinary shares and 348,708,257 were Class B ordinary shares. Subject to the passing of the ordinary resolution set out in item 7 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the issued share capital of the Company remains unchanged as at the date of the AGM, i.e. being 1,726,500,982 shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 172,650,098 shares, representing 10% of the total number of the issued shares of the Company in issue as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of shares and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Hong Kong Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

4.	IMPACT OF REPURCHASES

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited accounts contained in the annual report of the Company for the year ended December 31, 2022) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase shares pursuant to the Repurchase Mandate, a shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Codes on Takeovers and Mergers and Share Buy-backs (the “Takeovers Code”). Accordingly, a shareholder or a group of shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary (has the meaning ascribed to it under the Hong Kong Listing Rules) was Mr. Xiaopeng He (“Mr. He”). Mr. He beneficially owned 4,400,000 Class A ordinary shares and 348,708,257 Class B ordinary shares, representing approximately 71.8% of the voting rights in the Company. Pursuant to Rule 8A.15 of the Hong Kong Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of his shareholdings into Class A ordinary shares, if the reduction in the number of shares in issue would otherwise result in an increase in the proportion of Class B ordinary shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. He to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the shares and/or ADSs to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its shares.

In addition, the Directors do not propose to repurchase shares and/or ADSs which would result in less than the relevant prescribed minimum percentage of shares in public hands as required by the Hong Kong Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Hong Kong Listing Rules) have any present intention to sell any shares to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Company has not been notified by any core connected persons (as defined in the Hong Kong Listing Rules) of the Company that they have a present intention to sell any shares to the Company, or that they have undertaken not to sell any shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the shareholders of the Company.

The Directors have undertaken to the Hong Kong Stock Exchange to exercise the power of the Company to make repurchases of shares and/or ADSs pursuant to the Repurchase Mandate in accordance with the Hong Kong Listing Rules and the applicable laws of the Cayman Islands.

7.	MARKET PRICES OF SHARES

The highest and lowest prices per share at which Class A ordinary shares have been traded on the Hong Kong Stock Exchange during each of the previous 12 months up to and including the Latest Practicable Date were as follows:

Month	Price per share
2022	Highest	Lowest
	HK$	HK$
May	104.70	78.00
June	142.80	89.50
July	131.20	90.80
August	99.50	70.30
September	72.95	43.30
October	47.65	24.80
November	41.50	24.75
December	50.40	36.55

2023
January	45.85	35.05
February	44.55	33.30
March	44.80	30.45
April (up to and including the Latest Practicable Date)	46.90	35.10

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has not repurchased any Class A ordinary shares on the Hong Kong Stock Exchange or any ADSs on the New York Stock Exchange.

APPENDIX C

Details of the proposed amendments to the eighth amended and restated memorandum and articles of association are set out as follows:

Article No.	Proposed amendments (showing changes to the existing articles of association)

2	Interpretation

2.(a)	In these Articles the following terms shall have the meanings set opposite unless the context otherwise requires:-

	ADS	means an American Depositary Share representing Class A Ordinary Shares

	Affiliate	means in respect of a person, any other person that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such person, and (i) in the case of a natural person, shall include, without limitation, such person’s spouse, parents, children, siblings, mother-in-law, father-in-law, brothers-in-law and sisters-in-law, a trust for the benefit of any of the foregoing, and a corporation, partnership or any other entity wholly or jointly owned by any of the foregoing, and (ii) in the case of an entity, shall include a partnership, a corporation or any other entity or any natural person which directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity. The term “control” shall mean the ownership, directly or indirectly, of shares possessing more than fifty per cent (50%) of the voting power of the corporation, partnership or other entity (other than, in the case of a corporation, securities having such power only by reason of the happening of a contingency), or having the power to control the management or elect a majority of members to the board of directors or equivalent decision-making body of such corporation, partnership or other entity

	Articles	these Articles of Association as from time to time amended by Special Resolution

	Auditors	the Auditors for the time being of the Company, if any

	Chairman	means the chairman of the Board of Directors

Article No.	Proposed amendments
(showing changes to the existing articles of association)

	Class A Ordinary Share	means an Ordinary Share of a par value of US$0.00001 in the capital of the Company, designated as a Class A Ordinary Share and having the rights provided for in these Articles

	Class B Ordinary Share	means an Ordinary Share of a par value of US$0.00001 in the capital of the Company, designated as a Class B Ordinary Share and having the rights provided for in these Articles

	Commission	means the Securities and Exchange Commission of the United States of America or any other federal agency for the time being administering the Securities Act

	Companies Act	the Companies Act (Revised) of the Cayman Islands as amended from time to time and every other act, order regulation or other instrument having statutory effect (as amended from time to time) for the time being in force in the Cayman Islands applying to or affecting the Company, the Memorandum and/or the Articles

	Companies Ordinance	the Companies Ordinance (Chapter 622 of the Laws of Hong Kong) and every other ordinance incorporated therewith or substituted therefor; and in the case of any such substitution the references in these Articles to the provisions of the Companies Ordinance shall be read as references to the provisions substituted therefor in the new Ordinance;

	Company	XPeng Inc.

	Compliance Adviser	shall have the meaning given to it in the HKSE Listing Rules

	Corporate Governance Committee	shall mean the corporate governance committee of the Board established in accordance with Article 125

	Corporate Governance Report	shall mean the corporate governance report to be included in the Company’s annual reports or summary financial reports, if any, in accordance with the HKSE Listing Rules

	Directors or Board	the directors of the Company for the time being or, as the Board of Directors case may be, the directors assembled as a board

	Director Holding Vehicle	shall mean a limited partnership, trust, private company or other vehicle wholly-owned and wholly controlled by a Director

	Electronic Transactions ~~Law~~ Act	means the Electronic Transactions ~~Law~~ Act of the Cayman Islands

Article No.	Proposed amendments
(showing changes to the existing articles of association)

	Exchange	means the NYSE for so long as the Company’s Shares or ADSs are there listed, the HKSE for so long as the Company’s Shares or ADSs are there listed and any other securities exchange or other system on which any Shares or ADSs are listed or authorised for trading from time to time

	Exchange Rules	the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the Exchange

	HKSE	means The Stock Exchange of Hong Kong Limited

	HKSE Listing Rules	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time

	Independent Director	a director who is an independent director as defined in the NYSE Exchange Rules

	Independent Non-executive Director	a director recognized as such by the relevant code, rules and regulations applicable to the listing of shares on the HKSE

	Law	the Companies Act (Revised) of the Cayman Islands and any amendment or other statutory modification thereof and where in these Articles any provision of the Law is referred to, the reference is to that provision as modified by law for the time being in force

	Member or Shareholder	a person who is registered in the Register of Members as the holder of any Share in the Company

	Memorandum	means the memorandum of association of the Company, as amended or substituted from time to time

	Month	a calendar month

	Nomination Committee	shall mean the nomination committee of the Board established in accordance with Article 120

	NYSE	New York Stock Exchange

	NYSE Exchange Rules	the relevant code, rules and regulations, as amended, from time to time, applicable as a result of the original and continued listing of any Shares or ADSs on the NYSE

Article No.	Proposed amendments
(showing changes to the existing articles of association)

	Ordinary Resolution	a resolution (a) passed by a simple majority of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company held in accordance with these Articles; or (b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the resolution so adopted shall be the date on which the instrument, or the last of such instruments, if more than one, is executed

	Ordinary Share	means a Class A Ordinary Share or a Weighted Voting Share

	paid up	means paid up as to the par value in respect of the issue of any Shares and includes credited as paid up

	person	means any natural person, firm, company, joint venture, partnership, corporation, association or other entity (whether or not having a separate legal personality) or any of them as the context so requires

	recognized clearing house	shall include the recognized clearing house as defined in Part I of Schedule 1 of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) and any amendments thereto or re-enactments thereof for the time being in force and includes every other law incorporated therewith or substituted therefor

	Registered Office	the registered office of the Company as provided in Section 50 of the Law

	Register of Members	the register of Members to be kept pursuant to section 40 of the Law

	Secretary	any person appointed by the Directors to perform any of the duties of the secretary of the Company and including any assistant secretary

	Securities Act	means the Securities Act of 1933 of the United States of America, as amended, or any similar federal statute and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time

	Seal	the common seal of the Company or any facsimile for official seal for use outside of the Cayman Islands

	Share	means a share in the capital of the Company. All references to “Shares” herein shall be deemed to be Shares of any or all Classes as the context may require. For the avoidance of doubt in these Articles the expression “Share” shall include a fraction of a Share

Article No.	Proposed amendments
(showing changes to the existing articles of association)

	Special Resolution	means a special resolution of the Company passed in accordance with the Companies Act, being a resolution: (a) passed by not less than three-fourths of the votes cast by such Shareholders as, being entitled to do so, vote in person or, where proxies are allowed, by proxy or, in the case of corporations, by their duly authorised representatives, at a general meeting of the Company of which notice specifying the intention to propose the resolution as a special resolution has been duly given; or (b) approved in writing by all of the Shareholders entitled to vote at a general meeting of the Company in one or more instruments each signed by one or more of the Shareholders and the effective date of the special resolution so adopted shall be the date on which the instrument or the last of such instruments, if more than one, is executed

	Treasury Share	means a Share held in the name of the Company as a treasury share in accordance with the Law

	United States	means the United States of America, its territories, its possessions and all areas subject to its jurisdiction

	Weighted Voting Share	means a Class B Ordinary Share

Article No.	Proposed amendments (showing changes to the existing articles of association)

2.(c)	In these Articles unless the context otherwise requires:-

	(i)	words importing the singular number shall include the plural number and vice-versa;

	(ii)	words importing the masculine gender only shall include the feminine gender;

	(iii)	words importing persons only shall include companies or associations or bodies of persons whether incorporated or not;

	(iv)	the word “may” shall be construed as permissive and the word “shall” shall be construed as imperative;

	(v)	reference to a dollar or dollars (or US$) and to a cent or cents is reference to dollars and cents of the United States of America;

	(vi)	reference to a statutory enactment shall include reference to any amendment or re-enactment thereof for the time being in force;

	(vii)	reference to any determination by the Directors shall be construed as a determination by the Directors in their sole and absolute discretion and shall be applicable either generally or in any particular case;

	(viii)	reference to “in writing” shall be construed as written or represented by any means reproducible in writing, including any form of print, lithograph, email, facsimile, photograph or telex or represented by any other substitute or format for storage or transmission for writing including in the form of an electronic record or partly one and partly another;

	(ix)	any requirements as to delivery under the Articles include delivery in the form of an electronic record or an electronic communication;

	(x)	any requirements as to execution or signature under the Articles, including the execution of the Articles themselves, can be satisfied in the form of an electronic signature as defined in the Electronic Transaction ~~Law~~Act; and

	(xi)	Sections 8 and 19(3) of the Electronic Transactions ~~Law~~Act shall not apply.

3.(d)	If at any time, the share capital of the Company is divided into different classes of shares, the rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the consent in writing of the holders of ~~not less than~~at least three-fourths~~in nominal value~~ of the issued shares of that class or with the ~~sanction~~ approval of a resolution passed ~~at a separate meeting of the holders of shares of that class~~ by ~~members holding shares representing~~at least three-fourths ~~in nominal value of the shares present in person or by proxy and voting~~of the votes cast by the holders of the shares of that class present and voting in person or by proxy at a separate meeting of such holders ~~at such meeting~~. To every such meeting all the provisions of these Articles relating to general meetings of the Company or to the proceedings thereat shall apply~~,~~ mutatis mutandis, ~~apply,~~ except that the necessary quorum shall be ~~one or more~~two persons holding (or, in the case of a Shareholder being a corporation, by its duly authorised representative), or representing by proxy at least one-third in nominal or par value amount of the issued Shares of the relevant class ~~(but so that if at any adjourned meeting of such holders a quorum as above defined is not present, those Shareholders who are present shall form a quorum)~~ and that any holder of Shares of the class present in person (or in the case of the Shareholder being a corporation, by its duly authorised representative) or by proxy may demand a poll~~, subject to any rights or restrictions for the time being attached to the Shares of that class, every Members of that class shall on a poll have one vote for each Share of that class held by him~~.

Article No.	Proposed amendments (showing changes to the existing articles of association)

39.	The registration of transfers may, after compliance with the Exchange Rules and applicable law, be suspended and the Register of Members may be closed in accordance with the terms equivalent to the relevant section of the Companies Ordinance at such times and for such periods as the Directors may, from time to time determine, provided always that such registration of transfer shall not be suspended nor the Register of Members closed for more than 30 days in any year (or such longer period as the members may by ordinary resolution determine provided that such period shall not be extended beyond 60 days in any year).

63.(a)	The Company shall in each ~~calendar~~ financial year hold a general meeting as its annual general meeting ~~(other than 2021)~~ and shall specify the meeting as such in the notice calling it. The annual general meeting shall be held within six months after the end of the Company’s financial year at such time and place as may be determined by the Directors, and at these meetings the report of the Directors (if any) shall be presented. ~~Not more than 15 months (or such longer period as the Exchange may authorise) may elapse between the date of one annual general meeting and the next.~~

64.	An annual general meeting shall be called by not less than 21 days’ notice in writing and any extraordinary general meeting shall be called by not less than 14 days’ notice in writing. Subject to the requirements under the HKSE Listing Rules, every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting, particulars of the resolutions and the general nature of the business to be considered at that meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, if permitted by the HKSE Listing Rules, be deemed to have been duly convened if it is so agreed:

(a) in the case of an annual general meeting, by all the Shareholders (or their proxies) entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting, by a majority in number of the members (or their proxies) having the right to attend and vote at the meeting, being a majority together representing at least 95% of the total voting rights at the meeting of all the members.

72.	At any general meeting a resolution put to the vote of the meeting shall be decided by poll except where the chairman of such meeting, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. B~~on a show of hands, unless a poll is (b~~efore or on the declaration of the result of the show of hands, a poll may be~~)~~ demanded by ~~the chairman of such meeting or~~ any one or more shareholders who together hold Shares carrying not less than 10% of all votes attaching to all of the total issued voting shares of the Company present in person or by proxy.

81.	Every Member shall be entitled to appoint a proxy who needs not necessarily be a Member of the Company. Each Member, other than a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)), may only appoint one proxy on a show of hand. The instrument appointing a proxy shall be in writing under the hand of the Member or, if the Member is a corporation, either under seal or under the hand of a director or officer or attorney duly authorised. A proxy need not be a Member of the Company. A member may appoint any number of proxies to attend in his stead at any one general meeting (or at any one class meeting).

Article No.	Proposed amendments (showing changes to the existing articles of association)

85.	All Shareholders of the Company (including a Shareholder which is a recognized clearing house (or its nominee(s))) shall have the right to (a) speak at a general meeting and (b) vote at a general meeting except where a Shareholder is required by the HKSE Listing Rules to abstain from voting to approve the matter under consideration. Where any member is, under the HKSE Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such member in contravention of such requirement or restriction shall not be counted. No powers shall be taken to freeze or otherwise impair any of the rights attaching to any share by reason only that the person or persons who are interested directly or indirectly therein have failed to disclose their interests to the Company.

86.	Any corporation which is a Member of the Company ~~may by resolution of its Directors or any committee of the Directors~~shall be entitled to authorise such person as it thinks fit to act as its representative to attend and vote at any meeting of the Company or of any class of Members of the Company, and the person so authorised shall be entitled to exercise the same powers on behalf of the corporation which he represents as that corporation could exercise if it were an individual Member of the Company present in person at any general meeting.

87.	If a recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) is a Member of the Company~~,~~ it may, by resolution of its directors or other governing body or by power of attorney, appoint proxies or authorize such person(s) as it thinks fit to act as its representative(s), who enjoy rights equivalent to the rights of other Members, at any general meeting of the Company (including but not limited to general meetings and creditors meetings) or of any Class of Shareholders provided that, if more than one person is so authorized, the authorization shall specify the number and Class of Shares in respect of which each such person is so authorized. A person so authorized pursuant to this Article shall be entitled to exercise the same powers on behalf of the recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) which he represents as that recognized clearing house (or its nominee(s)) or depositary (or its nominee(s)) could exercise if it were an individual Member holding the number and Class of Shares specified in such authorization, including the right to speak and vote individually on a show of hands or on a poll.

145.	(a) The Shareholders shall at each annual general meeting appoint one or more firms of auditors to hold office by Ordinary Resolution until the conclusion of the next annual general meeting on such terms and with such duties as may be agreed with the Board, but if an appointment is not made, the Auditors in office shall continue in office until a successor is appointed. Subject to compliance with the HKSE Listing Rules, the Board may fill any casual vacancy in the office of Auditors, but while any such vacancy continues the surviving or continuing Auditors (if any) may act. Any Auditor appointed by the Board pursuant to this Article shall hold office until the next annual general meeting and shall be eligible for re-election. The remuneration of the Auditors shall be fixed by or on the authority of the Shareholders in the annual general meeting by Ordinary Resolution or in any other manner as specified in such Ordinary Resolution and, subject to compliance with the HKSE Listing Rules, the remuneration of any Auditors appointed to fill any casual vacancy may be fixed by the Board~~The Company may by Ordinary Resolution from time to time determine or, failing such determination, the Directors may from time to time determine that Auditors shall be appointed and that the accounts relating to the Company’s affairs shall be audited in such manner as the Company by Ordinary Resolution or the Directors (as the case may be) shall determine. The appointment of and provisions relating to Auditors shall be in accordance with applicable law and the relevant code, rules and regulations applicable to the listing of the Shares on the Exchange~~.

(b) The Shareholders may, at any general meeting convened and held in accordance with these Articles, remove the Auditors by Ordinary Resolution at any time before the expiration of the term of office and shall, by Ordinary Resolution, at that meeting appoint new Auditors in their place for the remainder of the term.